March 26, 2019

Elon Musk
Chief Executive Officer
Tesla, Inc.
3500 Deer Creek Road
Palo Alto, CA 94304

       Re: Tesla, Inc.
           Amendment No. 1 to Registration Statement on Form S-4
           Filed March 15, 2019
           File No. 333-229749

Dear Mr. Musk:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-4

Exhibits

1. It appears that the agreements described in your current report on Form 8-K filed on
       March 7, 2019 are material contracts, and should be filed in accordance with Item 601 of
       Regulation S-K. Please advise.
 Elon Musk
Tesla, Inc.
March 26, 2019
Page 2

       Please contact Laura Nicholson, Special Counsel, at 202-551-3584 or Anne Parker,
Assistant Director, at 202-551-3611 with any questions.



FirstName LastNameElon Musk                              Sincerely,
Comapany NameTesla, Inc.
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